1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 25, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING TO BE HELD ON FRIDAY, 9 MAY, 2008

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3___________________________________________________________________________________________________________________________
of______________________________________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint4 the Chairman of the Meeting or ____________
of______________________________________________________________________________________________________________________________
as my/our proxy to attend, act and vote for me / us and on my / our behalf at the Annual General Meeting of the Company to be held at Conference Room at No.62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 9 May, 2008 at 10:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Extraordinary General Meeting, and, if no such indication is given, as my / our proxy thinks fit.

ORDINARY RESOLUTIONS	For[5]	Against[5]
"THAT

The bidding by the Company of the Target Equity Interests (as defined in the Circular) at China Beijing Equity Exchange and upon such bidding being successful, the entering into of the Acquisition Agreement in respect of the Target Equity Interests between the Company and Chinalco and the terms and transactions contemplated thereunder be and are hereby approved and confirmed; and the Directors be and are hereby generally authorised to do all such acts and things and execute such documents which they consider necessary or expedient for the implementation and giving effect to the Acquisition Agreement and the transactions contemplated thereunder."

Dated this __________________ day of __________________ 2008	Signature(s)[6]: ____________________________________

Notes:

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "" IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.

This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Office of the Secretary to the Board of Directors at the Company's principal place of business at No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code: 100088, not less than 24 hours before the time appointed for the meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary